August 30, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:
Europa Acquisition I, Inc. File No. 000-54037
Europa Acquisition II, Inc. File No. 000-54038
Europa Acquisition III, Inc. File No. 000-54039
Europa Acquisition IV Inc. File No. 000-54040
Europa Acquisition V Inc. File No. 000-54041

Dear Mr. Sanderson:

We represent Europa Acquisition I-V, Inc. (“Europa” or, the “Company,” “we,” “us,” or “our”). By letter dated August 26, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amended Registration Statements (the “Registration Statements”) on Form 10 filed on August 23, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Item 2. Management’s Discussion and Analysis or Plan of Operations, page 3

1.  We note that the costs of investigation and analyzing business combinations for the next 12 months and beyond such time will be paid for by Peter Reichard and while you currently have no written contractual agreements in place with Mr. Reichard to provide such funding, he has verbally agreed to provide such funding. Because you are a party to  an oral contract that would be required to be filed as exhibit pursuant to Item 601(b)(10) if it were written, please provide a written description of the contract similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii). For further guidance, please refer to Question Regulation S-K Question 146.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations found on our web site.

Response:
The Company has provided a written description of the oral arrangement between the Company and Mr. Reichard in accordance with Item 601(b)(10)(iii) of Regulation S-K. The disclosure has been amended to include a description of the oral arrangement attached to the filing as Exhibit 10.1.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 8

2.  Please revise to include the time period Mr. Reichard worked for Design Source, Inc.

Response:	The disclosure has been amended to include the time period Mr. Reichard worked for Design Source, Inc.

Financial Statements, page F-1

General

3.  We note your response to prior comment 13. We remind you that a SEC filer is an entity that is required to file or furnish its financial statements with the SEC or for an entity subject to Section 12(i) of the Securities Exchange Act of 1934, the appropriate agency under that Section. Given that you are a private company filing your initial registration statement, it is not clear how you determined you were a SEC filer. As previously requested, please provide the disclosures required by ASC 855-10-50-1. Refer to Accounting Standards Update 2010-09.

Response:	The disclosure has been amended by adding Subsequent Event Note 5 to page F-8 of the financial statements.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin
           Partner